               UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549


                                   FORM 11-K


                                  (Mark One)
              (X) ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
                        SECURITIES EXCHANGE ACT OF 1934
                  FOR THE FISCAL YEAR ENDED DECEMBER 31, 2000

                                      OR

            ( ) TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
                        SECURITIES EXCHANGE ACT OF 1934
            FOR THE TRANSITION PERIOD FROM __________ TO __________


                      Commission File Number     0-12406


                              IMMUNEX CORPORATION
                     PROFIT SHARING 401(k) PLAN AND TRUST
                           (Full title of the plan)


                              IMMUNEX CORPORATION
            (Exact name of registrant as specified in its charter)


                             51 University Street
                               Seattle, WA 98101
                   (Address of principal executive offices)

           Immunex Corporation Profit Sharing 401(k) Plan and Trust

                Financial Statements and Supplemental Schedule


   As of December 31, 2000 and 1999 and for the Year Ended December 31, 2000



                                   Contents

Report of Independent Auditors...........................................   1

Audited Financial Statements

Statements of Net Assets Available for Benefits..........................   2
Statement of Changes in Net Assets Available for Benefits................   3
Notes to Financial Statements............................................   4

Supplemental Schedule

Schedule H, Line 4i - Schedule of Assets (Held at End of Year)...........  11

                        Report of Independent Auditors

The Administrative Committee
Immunex Corporation
 Profit Sharing 401(k) Plan and Trust

We have audited the accompanying statements of net assets available for benefits of Immunex Corporation Profit Sharing 401(k) Plan and Trust as of December 31, 2000 and 1999, and the related statement of changes in net assets available for benefits for the year ended December 31, 2000. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2000 and 1999, and the changes in its net assets available for benefits for the year ended December 31, 2000, in conformity with accounting principles generally accepted in the United States.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2000 is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.


                                                       /s/ ERNST & YOUNG LLP


Seattle, Washington
May 18, 2001

           Immunex Corporation Profit Sharing 401(k) Plan and Trust

                Statements of Net Assets Available for Benefits


                                                         December 31
                                                    2000             1999
                                                ----------------------------
Assets
Investments, at fair value:
  Interest-bearing cash                         $         -      $ 4,384,373
  Mutual funds                                   79,959,078       65,785,263
  Immunex Corporation common stock               16,976,431       15,263,862
  Participant loans                                 780,523          822,106
                                                ----------------------------
Total investments                                97,716,032       86,255,604

Contribution receivables:
  Employer                                                -           79,513
  Participants                                            -          170,147
                                                ----------------------------
Total contribution receivables                            -          249,660
                                                ----------------------------
Net assets available for benefits               $97,716,032      $86,505,264
                                                ============================

See accompanying notes.

           Immunex Corporation Profit Sharing 401(k) Plan and Trust

           Statement of Changes in Net Assets Available for Benefits

                         Year Ended December 31, 2000


Additions
Investment income:
  Net depreciation in fair value of investments               $(5,726,980)
  Dividends and interest income                                 7,351,788
                                                              -----------
                                                                1,624,808
Contributions:
  Participants                                                  9,253,005
  Employer                                                      3,464,585
                                                              -----------
                                                               12,717,590
                                                              -----------
Total additions                                                14,342,398

Deductions
Benefits paid directly to participants                          3,121,322
Administrative expenses                                            10,308
                                                              -----------
                                                                3,131,630
                                                              -----------
Net increase                                                   11,210,768

Net assets available for benefits:
  Beginning of year                                            86,505,264
                                                              -----------
  End of year                                                 $97,716,032
                                                              ===========

See accompanying notes.

           Immunex Corporation Profit Sharing 401(k) Plan and Trust

                         Notes to Financial Statements

                               December 31, 2000

1. Description of the Plan

The following description of the Immunex Corporation Profit Sharing 401(k) Plan and Trust (the Plan) provides only general information. Participants should refer to the Plan document for a complete description of the Plan's provisions.

General

The Plan was established on January 1, 1987 to encourage long-term savings by employees and to supplement retirement income. The Plan is a defined contribution profit-sharing plan. Eligible employees who are regularly scheduled to work at least 20 hours per week and who are not temporary employees, summer interns, independent contractors, leased employees, or employees subject to a collective bargaining agreement that does not provide for participation in the Plan, can enroll in the Plan as of the January 1 or July 1 (each, an Entry Date) coinciding with or next following the date on which they become eligible. Eligible employees who are regularly scheduled to work less than 20 hours per week, or are temporary employees, can enroll in the Plan as of the Entry Date coinciding with or next following the date on which they complete one year of service or attain the age of 21, whichever is later. However, temporary employees hired prior to November 1, 1999 and who are regularly scheduled to work at least 20 hours per week, can enroll in the Plan as of the Entry Date coinciding with or next following the six-month anniversary of the date on which they became eligible.

Contributions

Each year participants may contribute up to 15% of their pre-tax annual compensation through payroll deductions to the Plan, up to the calendar year limit imposed by the Internal Revenue Service. Participants may also contribute to the Plan amounts previously contributed to another qualified plan.

The Company matches 100% on the first 2% of deferrals and 50% on the next 4% of deferrals for employees with less than five years of service. Participants are eligible to share in the Company's matching contributions as of January 1 or July 1, coincident with or immediately following their enrollment date. Employees with five or more years of service receive a Company match of 100% on the first 2% of deferrals and 75% on the next 4% of deferrals. Additional amounts may be contributed at the option of the Company's Board of Directors, but they shall not exceed the maximum amount allowable to be taken as a tax deduction by the Company.

Participants direct the investment of all contributions into one or more of eleven investment options offered by the Plan, including mutual funds and Immunex Corporation common stock.

Participant Accounts

Each participant's account is credited with the participant's contribution, the matching employer contribution, and an allocation of Plan earnings and is charged with an allocation of administrative expenses. Allocations are based on participant account balances, as defined in the Plan document. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

Vesting

Participant contributions and actual earnings thereon are immediately 100% vested. Employer contributions vest at the rate of 20% per year of service commencing with the first year of service.

Payment of Benefits

Distributions to terminated participants of vested account balances are made in cash as soon as practicable upon request after termination. Employees participating in the Immunex Corporation Common Stock Fund may elect to receive their vested portion in the Immunex Corporation Common Stock Fund in cash or stock when distributed. Participants or their beneficiaries are eligible for distribution of 100% of their vested account balances, including both participant and employer contributions, as soon as practicable after their normal or postponed retirement dates, at death, or at total disability, as defined by the Plan document. The nonvested portion of account balances is subject to forfeiture. Forfeitures are used to reduce future employer contributions to the Plan. There were no forfeitures netted against the employer contribution receivable at December 31, 2000 and 1999.

Hardship Withdrawals

Hardship withdrawals are permitted by the Plan in accordance with Section 401(k) of the Internal Revenue Code, or IRC, with the approval of the Plan administrator.

Participant Loans

Participants may borrow a minimum of $1,000 up to a maximum of the lesser of $50,000 or 50% of their vested account balances from the Plan. Such loans are secured by participants' account balances, and participants are allowed to have two open loans at a time. Loan terms may not exceed five years unless the loan is used to acquire a principal residence, in which case the loan term may not exceed ten years. Interest is accrued at the Prime rate of interest plus two percentage points. Principal and interest are repaid through periodic payroll deductions made quarterly or more frequently.

Administrative Expenses

Certain administrative expenses of the Plan are paid by the Company.

Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts, including the portion related to employer contributions and earnings thereon.

2. Summary of Accounting Policies

Basis of Accounting

The financial statements have been prepared on the accrual basis of accounting.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Related-Party Transactions

The Immunex Corporation Common Stock Fund invests in the common stock of Immunex Corporation. It is an equity investment alternative with a growth objective that allows the participant to invest in and own common stock of Immunex Corporation. Immunex Corporation is the Plan Sponsor as defined by the Plan document, and, therefore, these transactions also qualify as party-in-interest. Purchases and sales of Immunex Corporation's common stock at quoted market values were $1,723,421 and $3,338,800, respectively, during the year ended December 31, 2000.

Investment Valuation and Income Recognition

The Plan's investments are stated at fair value. The mutual funds are valued at quoted market prices, which represent the net asset values of shares held by the Plan at year-end.

Immunex Corporation's common stock is traded on a national securities exchange and is valued at the last reported sales price on the last business day of the Plan year.

Participant loans, which consist of the principal balance of loans outstanding to the Plan participants, are valued at their outstanding balance, which approximates fair value.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend rate.

3. Investments

The Plan's investments were held in a trust by Bank of New York Western Trust Company (the former Trustee) from January 1, 1999 to October 1, 2000. Effective October 1, 2000, all investments were transferred to Security Trust Company (the new Trustee).

Investments that represent 5% or more of fair value of the Plan's net assets at December 31 are as follows:

                                                                2000            1999
                                                            ---------------------------
     Immunex Corporation Common Stock Fund                  $16,976,431     $15,263,862
     US Trust Capital Preservation Fund                       5,044,593               -
     EuroPacific Growth Fund                                 10,468,748      10,008,410
     Dodge & Cox Balanced Fund                                5,590,162       4,599,799
     Fidelity Growth and Income Fund                         27,829,903      28,327,521
     Rainier Small/Mid Cap Equity Fund                       13,980,997      11,313,712
     Vanguard Index 500 Portfolio Fund                       10,244,181       7,967,825
     Bank of New York Hamilton Premier Shares
       Money Market Fund                                              -       4,384,373

During 2000, the Plan's investments (including investments bought and sold, as well as held during the year) appreciated (depreciated) in fair value as determined by quoted market prices as follows:

                                                               Net
                                                          Appreciation
                                                         (Depreciation)
                                                             in Fair
                                                            Value of        Fair Value
                                                           Investments     at Year-End
                                                          ----------------------------
     Mutual funds                                         $(8,677,560)     $79,959,078
     Common stock - Immunex Corporation                     2,950,580       16,976,431
                                                          ----------------------------
                                                           (5,726,980)      96,935,509
     Investments at estimated fair value -
              participant loans                                     -          780,523
                                                          ----------------------------
                                                          $(5,726,980)     $97,716,032
                                                          ============================

4. Differences Between Financial Statements and Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

                                                                          December 31
                                                                     2000             1999
                                                                 ----------------------------
     Net assets available for benefits per the
       financial statements                                      $97,716,032      $86,505,264
     Less: Amounts allocated to withdrawn participants              (100,396)        (421,367)
                                                                 ----------------------------
     Net assets available for benefits per the Form 5500         $97,615,636      $86,083,897
                                                                 ============================

The following is a reconciliation of benefits paid to participants per the financial statements to the Form 5500 for the year ended December 31, 2000:

     Benefits paid to participants per the financial statements            $3,121,322
     Add: Amounts allocated on the Form 5500 to withdrawn
      participants at December 31, 2000                                       100,396
     Less: Amounts allocated on the Form 5500 to withdrawn
              participants at December 31, 1999                              (421,367)
                                                                           ----------
     Benefits paid to participants per the Form 5500                       $2,800,351
                                                                           ==========

Amounts allocated to withdrawn participants are recorded on the Form 5500 for benefit claims that have been processed and approved for payment prior to year-end but not paid.

5. Income Tax Status

The Plan has received a determination letter from the Internal Revenue Service dated November 30, 1995, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the Code) and, therefore, the related trust is exempt from taxation. Subsequent to this issuance of the determination letter, the Plan was amended. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan, as amended, is qualified and the related trust is tax exempt.

In 1999, the Plan Sponsor became aware of certain operational issues that, if not corrected, could affect the tax-qualified status of the Plan and its related trust. The Plan Sponsor took corrective action in 1999 and applied for a Voluntary Compliance Review with the IRS. No response has been received, but the Plan Sponsor expects a favorable resolution.

                             Supplemental Schedule

           Immunex Corporation Profit Sharing 401(k) Plan and Trust

        Schedule H, Line 4i - Schedule of Assets (Held at End of Year)
                          EIN:  51-0346580, PN:  001

                               December 31, 2000


                                                               (c)
                                                          Description of
                                                       Investment Including
                             (b)                      Maturity Date, Rate of                           (e)
                Identity of Issue, Borrower,            Interest, Par, or             (d)            Current
  (a)                 or Similar Party                    Maturity Value             Cost             Value
---------------------------------------------------------------------------------------------------------------
          Common stock:
   *        Immunex Corporation Common Stock
              Fund                                         443,307 units              **           $16,976,431
          Mutual funds:
            Growth Fund of America                          20,131 units              **               545,154
            Franklin Small Cap Growth "A" Fund               9,412 units              **               370,190
            US Trust Capital Preservation Fund             142,870 units              **             5,044,593
            EuroPacific Growth Fund                        333,931 units              **            10,468,748
            Dodge & Cox Balanced Fund                       88,145 units              **             5,590,162
            Fidelity Growth and Income Fund                661,043 units              **            27,829,903
            PIMCO Total Return Fund                        318,165 units              **             3,305,733
            Rainier Small/Mid Capital Equity Fund          584,490 units              **            13,980,997
            Vanguard Index 500 Portfolio Fund               84,065 units              **            10,244,181
            Vanguard Windsor II Fund                        94,831 units              **             2,579,417
                                                                                                   -----------
          Total mutual funds                                                                        79,959,078

   *      Participant loans                             Interest rates range
                                                          from 8% to 12%,              -               780,523
                                                       maturity through 2010
                                                                                                   -----------
                                                                                                   $97,716,032
                                                                                                   ===========

* Indicates party-in-interest to the Plan.

** Cost information was omitted from this schedule because all investments are participant directed.

                                  SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan administrator has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.


                              Immunex Corporation Profit Sharing 401(k) Plan and Trust



Date:  June 28, 2001          /s/ Michael Mumford
                              --------------------------------------------------
                              Michael Mumford
                              Vice President, Business & Alliance Management





Date:  June 26, 2001          /s/ Phil Laub
                              --------------------------------------------------
                              Phil Laub
                              Vice President, Human Resources




Date:  June 25, 2001          /s/ Michael Cameron
                              --------------------------------------------------
                              Michael Cameron
                              Director of Finance and Assistant Treasurer

           Immunex Corporation Profit Sharing 401(k) Plan and Trust

                                 Exhibit Index



23.1           Consent of Ernst & Young LLP, Independent Auditors